Exhibit 99.1

GREAT PANTHER MINING LIMITED

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED

JUNE 30, 2020 and 2019

Expressed in US Dollars

(Unaudited)

Great Panther MINING Limited

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in thousands of US dollars - Unaudited)

	June 30, 2020	December 31, 2019
ASSETS
Current assets:
Cash and cash equivalents	$60,205	$36,970
Restricted cash	977	115
Trade and other receivables (note 4)	15,888	21,756
Inventories (note 5)	27,122	35,120
Reimbursement rights	6,547	6,465
Derivative assets (note 9)	—	3,454
Other current assets	6,298	1,461
	117,037	105,341
Restricted cash	29	927
Other receivables (note 4)	8,815	10,155
Reimbursement rights	4,871	4,705
Mineral properties, plant and equipment (note 6)	106,949	133,810
Exploration and evaluation assets	15,482	15,659
Deferred tax assets	252	145
	$253,435	$270,742

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Trade payables and accrued liabilities (note 7(a))	$47,762	$49,533
Current portion of borrowings (note 8)	40,690	38,066
Reclamation and remediation provisions – current	4,804	4,927
Derivative liabilities (note 9)	16,945	—
	110,201	92,526
Other liabilities (note 7(b))	11,024	17,078
Borrowings (note 8)	7,566	4,627
Reclamation and remediation provisions	46,489	50,647
Deferred tax liabilities	4,282	5,365
	179,562	170,243
Shareholders’ equity:
Share capital	267,470	252,186
Reserves	7,422	17,420
Deficit	(201,019)	(169,107)
	73,873	100,499
	$253,435	$270,742

The accompanying notes are an integral part of these consolidated financial statements.

Nature of operations (note 1)

Commitments and contingencies (note 16)

1

Great Panther MINING Limited

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(Expressed in thousands of US dollars - Unaudited)

For the three and six months ended June 30, 2020 and 2019 (Unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
	2020	2019	2020	2019
Revenue (note 12)	$67,028	$45,278	$115,078	$61,972

Cost of sales
Production costs (note 13)	31,273	34,550	65,075	47,753
Amortization and depletion	11,794	7,737	20,025	9,642
Share-based compensation	100	89	147	158
	43,167	42,376	85,247	57,553

Mine operating earnings	23,861	2,902	29,831	4,419

General and administrative expenses
Administrative expenses	2,366	2,923	5,745	4,818
Amortization and depletion	115	125	227	218
Share-based compensation	1,108	145	1,211	661
	3,589	3,193	7,183	5,697

Exploration, evaluation, and development expenses
Exploration and evaluation expenses	2,194	4,074	5,076	6,429
Mine development costs	313	392	877	838
Change in reclamation and remediation provision	11	16	34	(4)
Share-based compensation	23	6	49	(16)
	2,541	4,488	6,036	7,247

Impairment of goodwill (note 14)	—	—	—	38,682

Business acquisition costs	—	165	—	2,786

Care and maintenance costs	322	238	551	385

Operating earnings (loss)	17,409	(5,182)	16,061	(50,378)

Finance and other income (expense)
Interest income	74	77	179	490
Finance costs	(689)	(1,810)	(1,477)	(2,244)
Accretion expense	(640)	(1,081)	(1,478)	(1,585)
Loss on derivative instruments (note 9)	(3,741)	2,627	(29,786)	2,627
Foreign exchange gain (loss) (note 15)	(3,135)	822	(13,903)	(895)
Other expense	(369)	(1,057)	(1,183)	(1,402)
	(8,500)	(422)	(47,648)	(3,009)

Income (loss) before income taxes	8,909	(5,604)	(31,587)	(53,387)

Income tax expense	357	154	325	397

Net income (loss) for the period	$8,552	$(5,758)	$(31,912)	$(53,784)

Earnings (loss) per share – basic (note 11(c))	$0.03	$(0.02)	$(0.10)	$(0.22)
Earnings (loss) per share – diluted (note 11(c))	$0.03	$(0.02)	$(0.10)	$(0.22)

The accompanying notes are an integral part of these consolidated financial statements.

2

Great Panther MINING Limited

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Expressed in thousands of US dollars - Unaudited)

For the three and six months ended June 30, 2020 and 2019 (Unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
	2020	2019	2020	2019

Net income (loss) for the period	$8,552	$(5,758)	$(31,912)	$(53,784)

Other comprehensive income (loss) (“OCI”), net of tax
Foreign currency translation	(5,841)	1,465	(10,873)	(3,567)
Change in fair value of financial assets designated as fair value through OCI, net of tax	—	—	1	1
	(5,841)	1,465	(10,872)	(3,566)

Total comprehensive income (loss) for the period	$2,711	$(4,293)	$(42,784)	$(57,350)

The accompanying notes are an integral part of these consolidated financial statements.

3

Great Panther MINING Limited

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(Expressed in thousands of US dollars, except number of common shares - Unaudited)

For the six months ended June 30, 2020 and 2019 (Unaudited)

	Share capital		Reserves
	Number of common shares (000s)	Amount	Share options and warrants	Foreign currency translation	Fair value	Total reserves	Retained earnings (deficit)	Total shareholder’s equity
Balance, January 1, 2019	169,165	$130,912	$16,833	$3,178	$(182)	$19,829	$(78,085)	$72,656
Shares and warrants issued pursuant to the acquisition of Beadell Resources Limited	103,593	93,235	2,646	—	—	2,646	—	95,881
Shares issued upon conversion of MACA Limited borrowings	9,565	7,029	—	—	—	—	—	7,029
Share options exercised	904	693	(194)	—	—	(194)	—	499
Restricted and deferred share units settled	428	115	—	—	—	—	—	115
Share-based compensation	—	—	803	—	—	803	—	803
Comprehensive income (loss)	—	—	—	(3,567)	1	(3,566)	(53,784)	(57,350)
Balance, June 30, 2019	283,655	$231,984	$20,088	$(389)	$(181)	$19,518	$(131,869)	$119,633

Balance, January 1, 2020	311,941	$252,186	$20,575	$(2,972)	$(183)	$17,420	$(169,107)	$100,499
Shares issued for bought deal financing (note 11(d))	40,250	14,705	—	—	—	—	—	14,705
Restricted and deferred share units settled	696	530	(530)	—	—	(530)	—	—
Shares issued upon settlement of obligation	88	39	—	—	—	—	—	39
Share options exercised	15	10	(3)	—	—	(3)	—	7
Share-based compensation	—	—	1,407	—	—	1,407	—	1,407
Comprehensive income (loss)	—	—	—	(10,873)	1	(10,872)	(31,912)	(42,784)
Balance, June 30, 2020	352,990	$267,470	$21,449	$(13,845)	$(182)	$7,422	$(201,019)	$73,873

The accompanying notes are an integral part of these consolidated financial statements.

4

Great Panther MINING Limited

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of US dollars - Unaudited)

For the three and six months ended June 30, 2020 and 2019 (Unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
	2020	2019	2020	2019
Cash flows from operating activities:
Net income (loss) for the period	$8,552	$(5,758)	$(31,912)	$(53,784)
Items not involving cash:
Amortization and depletion	11,909	7,862	20,252	9,860
Impairment of goodwill	—	—	—	38,682
Finance costs	689	1,810	1,477	2,244
Loss on derivative instruments	3,741	(2,627)	29,786	(2,627)
Unrealized foreign exchange loss (gain)	4,859	(985)	13,988	202
Income tax expense	357	154	325	397
Share-based compensation	1,231	240	1,407	803
Other non-cash items (note 18(a))	577	1,048	1,333	1,121
Interest received	68	175	173	451
Interest paid	(1,028)	(2,342)	(1,809)	(2,687)
Settled derivative instruments	(6,953)	—	(9,387)	—
Income taxes recovered (paid)	106	(52)	(631)	(356)
	24,108	(475)	25,002	(5,694)
Changes in non-cash working capital:
Trade and other receivables	(2,188)	(2,383)	(152)	(1,048)
Inventories	381	(5,578)	327	(8,405)
Other current assets	(2,125)	(1,609)	(5,084)	(583)
Trade payables and accrued liabilities	(677)	4,518	11,163	1,721
Net cash provided by (used in) operating activities	19,499	(5,527)	31,256	(14,009)

Cash flows from investing activities:
Cash restricted for Coricancha environmental bond	19	1,233	26	370
Cash received on acquisition of Beadell	—	—	—	1,441
Redemptions of (investments in) short-term deposits and restricted cash, net	—	6,750	—	26,057
Repayment received prior to Acquisition on loan advanced to Beadell	—	—	—	3,069
Advances to Beadell prior to Acquisition	—	—	—	(354)
Additions to mineral properties, plant and equipment	(7,925)	(5,001)	(24,356)	(9,155)
Net cash provided by (used in) investing activities	(7,906)	2,982	(24,330)	21,428

Cash flows from financing activities:
Proceeds from bought deal financing, net (note 11(d))	14,705	—	14,705	—
Payment of lease liabilities	(1,402)	(1,890)	(3,043)	(2,348)
Proceeds from borrowings	3,219	3,530	20,569	5,039
Repayment of borrowings	(6,939)	(23,856)	(14,581)	(25,279)
Proceeds from exercise of share options	2	41	7	499
Net cash provided by (used in) financing activities	9,585	(22,175)	17,657	(22,089)

Effect of foreign currency translation on cash and cash equivalents	232	56	(1,348)	91

Increase (decrease) in cash and cash equivalents	21,410	(24,664)	23,235	(14,579)
Cash and cash equivalents, beginning of period	38,795	34,609	36,970	24,524
Cash and cash equivalents, end of period	$60,205	$9,945	$60,205	$9,945

The accompanying notes are an integral part of these consolidated financial statements.

Supplemental cash flow information (note 18)

5

GREAT PANTHER MINING LIMITED

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three and six months ended June 30, 2020 and 2019 (Unaudited)

1.	Nature of operations

Great Panther Mining Limited (the “Company” or “Great Panther”) is a public company listed on the Toronto Stock Exchange (“TSX”) trading under the symbol GPR, and on the NYSE American trading under the symbol GPL and is incorporated and domiciled in Canada. The Company’s registered and records office is located at 1330 – 200 Granville Street, Vancouver, BC.

On March 5, 2019, the Company changed its name from Great Panther Silver Limited to Great Panther Mining Limited following the completion of the acquisition of Beadell Resources Limited (“Beadell”) (the “Acquisition”), a gold mining company that was listed on the Australian Securities Exchange and operated the wholly-owned Tucano gold mine (“Tucano”) in Amapá state, northern Brazil.

Additionally, the Company has two wholly owned mining operations in Mexico: the Topia mine (“Topia”), and the Guanajuato Mine Complex (“GMC”) which comprises the Guanajuato mine, the San Ignacio mine (“San Ignacio”), and the Cata processing plant. Topia is located in the Sierra Madre Mountains in the state of Durango in northwestern Mexico, and produces concentrates containing silver, gold, lead and zinc. The GMC produces silver and gold concentrate and is located in central Mexico.

The Company also wholly-owns the Coricancha Mine Complex (“Coricancha”), a gold-silver-copper-lead-zinc mine and 600 tonnes per day processing facility, located in the central Andes of Peru, approximately 90 kilometres east of Lima. Coricancha was acquired by the Company in June 2017, having been placed on care and maintenance by its previous owner in August 2013. The Company filed a positive Preliminary Economic Assessment on Coricancha in May 2018, and in July 2018 commenced a trial stope and bulk sample program (“BSP”) to further de-risk the project. The BSP was completed in June 2019.

The Company also owns several exploration properties: El Horcón, Santa Rosa, and Plomo in Mexico; and Argosy in Canada. The El Horcón property is located 100 kilometres by road northwest of Guanajuato, Santa Rosa is located 15 kilometres northeast of Guanajuato, and the Plomo property is located in Sonora, Mexico. The Argosy property is located in the Red Lake Mining District in northwestern Ontario, Canada.

These condensed interim consolidated financial statements (“consolidated financial statements”) have been prepared on a going concern basis, which contemplates the continuity of normal business activity and the realization of assets and the settlement of liabilities in the normal course of business.

The Company has been deferring certain discretionary spending and undertaking cost reduction measures to minimize cash outflow requirements anticipated under the current business plan. In particular, this includes the date of the expected restart of Coricancha. The Company has also taken certain steps to improve its liquidity and working capital position, including:

•	On July 9, 2019, the Company entered into an At-the-Market Offering Agreement with H.C. Wainwright & Co. and Eight Capital under which it can sell common shares equal to the lesser of i) 10% of the aggregate market value of the Company’s outstanding common shares as at the last trading day of the month before the month in which the first trade under the offering is made, and ii) aggregate gross proceeds of $25.0 million (the “ATM Facility”). To date, the Company has not issued any shares under the ATM Facility.
•	On January 6, 2020, the Company entered into an $11.3 million loan and gold doré prepayment agreement with Samsung C&T UK Ltd. (“Samsung”) (note 8(b)) which includes the requirement to deliver and sell approximately 3,000 ounces of gold contained in doré per month over two years from Tucano to Samsung. Gold deliveries are sold at a 0.65% discount to the benchmark price of gold at the time of delivery. Samsung advanced the $11.3 million prepayment to Great Panther on February 4, 2020.
•	On March 11, 2020, the Company received a loan from Banco Bradesco (“Bradesco”) in the amount of $10.0 million, with net loan proceeds of $2.5 million as $7.5 million is required to be retained as cash collateral. The loan matures on February 24, 2023, and is required to be repaid in nine quarterly repayments of $1.1 million commencing March 5, 2021. The return of the cash collateral will be proportionate to the quarterly loan repayments, resulting in net quarterly repayments of $0.3 million commencing March 5, 2021. The loan principal of $10.0 million bears interest at 3.70% per annum, and the cash collateral of $7.5 million bears interest from 1.55% to 2.40% per annum.

6

Great Panther MINING Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three and six months ended June 30, 2020 and 2019 (Unaudited)

•	On May 20, 2020, the Company completed an equity bought deal financing of 40,250,000 shares at $0.40 per share for aggregate gross proceeds of $16.1 million. The Company paid a cash commission to the underwriters equal to 6% of the gross proceeds of the financing and recognized net proceeds of $14.7 million after deducting share issuance costs.

The Company expects to generate positive cash flow from its mining operations in 2020. Based on the Company’s asset base and liquidity at the date of these condensed interim consolidated financial statements and the funds it expects to generate from operations and financing activities the Company expects it will have adequate resources to meet scheduled debt repayments and other commitments and obligations over the next twelve months to July 1, 2021. The Company’s ability to continue as a going concern in the longer term is dependent on the successful execution of its business plan, including extending the life of its mines and ultimately generating net income and positive cash flow from mining operations.

The Company is closely monitoring the developments of the coronavirus respiratory disease (“COVID-19”) with a focus on the jurisdictions in which the Company operates and its head office location in Canada. The rapid worldwide spread of COVID-19 is prompting governments to incrementally implement measures in an attempt to curb the spread of COVID-19. During this period of uncertainty, the Company’s priority is to safeguard the health and safety of personnel and host communities, support and enforce government actions to slow the spread of COVID-19 and to assess and mitigate the risks to the business continuity.

On April 2, 2020 the Company commenced an orderly suspension of mining and processing activities at the GMC and Topia in compliance with the directive of the Mexican Federal Government announced on March 31, 2020 to mitigate the spread of COVID-19.  The first directive required suspension of activities until April 30, 2020 and was subsequently extended to May 30, 2020.  On June 3, 2020 the Company restarted mining operations in Mexico following a government order adding mining to the list of essential services.

The Company cannot provide assurance that there will not be disruptions to its operations in the future as a result of COVID-19. These disruptions may include disruptions resulting from (i) shortages of employees, (ii) unavailability of contractors and subcontractors, (iii) interruption of supplies and the provision of services from third parties upon which the Company relies, (iv) restrictions that governments impose to address the COVID-19 outbreak, including the possibility of a full or partial suspension of mining and processing activities where the Company operates, (v) disruptions in transportation services that could impact the Company’s ability to deliver gold doré or metal concentrates, and (vi) restrictions that the Company and its contractors and subcontractors impose to ensure the safety of employees and others.

2.	Basis of preparation

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These should be read in conjunction with the Company’s most recent annual consolidated financial statements as at and for the year ended December 31, 2019. The accounting policies and critical estimates applied by the Company in these condensed interim consolidated financial statements are the same as those applied in the most recent annual consolidated financial statements, except for the accounting standards newly adopted on January 1, 2020, as described in note 3(a) below. These condensed interim consolidated financial statements do not include all of the information required for full annual financial statements. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of changes in the Company’s financial position and performance since the most recent annual consolidated financial statements.

These condensed interim consolidated financial statements were approved by the Company’s Board of Directors on August 5, 2020.

7

Great Panther MINING Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three and six months ended June 30, 2020 and 2019 (Unaudited)

(a)	Use of judgments and estimates

In preparing these condensed interim consolidated financial statements, management has made judgments, estimates, and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

The significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2019.

3.	Accounting standards issued and adopted on January 1, 2020
(a)	IFRS 3, Business Combinations

In October 2019, the IASB issued amendments to the definition of a business in IFRS 3 – Business Combinations (“IFRS 3”).  The amendments to IFRS 3 are effective for annual reporting periods beginning on or after January 2020.  The modifications are intended to assist entities in determining whether a transaction should be accounted for as a business combination or as an asset acquisition.

Effective January 1, 2020, the Company adopted the new IFRS 3 accounting standard and will apply it prospectively. Under this approach, there is no impact on the Company’s consolidated financial statements, and the comparatives remain as previously reported.

4.	Trade and other receivables

	June 30, 2020	December 31, 2019
Current
Trade receivables	$3,229	$4,605
Value-added tax receivable	3,963	4,894
PIS / COFINS – Brazil (a)	7,824	10,889
Judicial deposits – Brazil	302	389
Other	570	979
	15,888	21,756
Non-Current
PIS / COFINS – Brazil (a)	7,954	8,988
Income taxes recoverable – Brazil	848	1,152
Other	13	15
	$8,815	$10,155
(a)	PIS/COFINS

The PIS (Program of Social Integration) and COFINS (Contribution for the Financing of Social Security) are Brazil federal input taxes that apply to all companies in the private sector. The PIS is a mandatory employer contribution to an employee savings initiative, and COFINS is a contribution to finance the social security system. Companies are required to calculate and remit PIS and COFINS based on gross revenues monthly. The Company’s Brazilian gold sales are zero-rated for PIS/COFINS purposes; however, the current legislation allows for input tax credits to offset the amounts due by applying rates of 1.65% for PIS and 7.65% for COFINS, respectively, to some of the purchases in Brazil. As such, the Company has PIS/COFINS credits recorded as receivables.

8

Great Panther MINING Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three and six months ended June 30, 2020 and 2019 (Unaudited)

The Company continues to pursue the refund of its PIS/COFINS receivables. To the extent the Company is unable to receive refunds for all of its PIS/COFINS assets, the Company expects that PIS/COFINS assets will be recovered through the Company generating future Brazilian federal tax liabilities, which can be offset against the Company’s PIS/COFINS assets if the Company elects to do so.

5.	Inventories

	June 30, 2020	December 31, 2019
Concentrate	$454	$968
Ore stockpiles	9,673	15,417
Materials and supplies	13,940	15,400
Gold in circuit	670	902
Gold bullion	2,382	2,430
Silver bullion	3	3
	$27,122	$35,120

During the three and six months ended June 30, 2020, the amount of inventory recognized as cost of sales was $29.3 million and $61.3 million, respectively (three and six months ended June 30, 2019 – $23.4 million and $33.7 million, respectively), which includes production costs and amortization and depletion directly attributable to the inventory production process.

6.	Mineral properties, plant and equipment
	Mineral properties – depletable	Mineral properties – non depletable	Plant and equipment	Land and buildings	Furniture, fixtures and equipment	Right-of-use assets	Total
Cost
Balance, January 1, 2020	$58,237	$43,186	$90,894	$15,028	$5,597	$22,685	$235,627
Additions	20,811	—	496	3,010	40	503	24,860
Change in remediation provision	853	—	608	—	—	—	1,461
Foreign exchange translation difference	(8,360)	(11,044)	(14,220)	(3,512)	(161)	(5,544)	(42,841)
Balance, June 30, 2020	$71,541	$32,142	$77,778	$14,526	$5,476	$17,644	$219,107

Accumulated depreciation
Balance, January 1, 2020	$38,964	$—	$44,769	$5,726	$4,549	$7,809	$101,817
Amortization and depletion	6,570	—	8,622	2,280	243	2,635	20,350
Foreign exchange translation difference	(2,020)	—	(4,446)	(1,243)	(71)	(2,229)	(10,009)
Balance, June 30, 2020	$43,514	$—	$48,945	$6,763	$4,721	$8,215	$112,158

Carrying value, June 30, 2020	$28,027	$32,142	$28,833	$7,763	$755	$9,429	$106,949

9

Great Panther MINING Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three and six months ended June 30, 2020 and 2019 (Unaudited)

	Mineral properties – depletable	Mineral properties – non depletable	Plant and equipment	Land and buildings	Furniture, fixtures and equipment	Right-of-use assets	Total

Cost
Balance, January 1, 2019	$36,066	$—	$35,184	$2,573	$4,987	$1,150	$79,960
Acquisition of Beadell	3,676	46,608	50,061	12,810	500	18,397	132,052
Additions	16,346	—	8,922	458	184	4,498	30,408
Change in remediation provision	2,996	—	30	—	—	—	3,026
Disposals	—	—	(185)	(3)	(44)	(33)	(265)
Foreign exchange translation difference	(847)	(3,422)	(3,118)	(810)	(30)	(1,327)	(9,554)
Balance, December 31, 2019	$58,237	$43,186	$90,894	$15,028	$5,597	$22,685	$235,627

Accumulated depreciation
Balance, January 1, 2019	$32,051	$—	$27,593	$1,653	$4,121	$—	$65,418
Amortization and depletion	6,820	—	17,434	4,095	464	7,878	36,691
Disposals	—	—	(185)	—	(41)	(6)	(232)
Foreign exchange translation difference	93	—	(73)	(22)	5	(63)	(60)
Balance, December 31, 2019	$38,964	$—	$44,769	$5,726	$4,549	$7,809	$101,817

Carrying value, December 31, 2019	$19,273	$43,186	$46,125	$9,302	$1,048	$14,876	$133,810

10

Great Panther MINING Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three and six months ended June 30, 2020 and 2019 (Unaudited)

(a)	Leases

Right-of-use assets

		Mining equipment	Power generators	Vehicles	Office space	Land easements	Total
Balance, January 1, 2020		$7,376	$5,035	$1,095	$658	$712	$14,876
Additions		460	—	—	43	—	503
Amortization and depletion		(1,504)	(772)	(187)	(104)	(68)	(2,635)
Foreign exchange translation difference		(1,812)	(1,232)	(267)	(4)	—	(3,315)
Balance, June 30, 2020		$4,520	$3,031	$641	$593	$644	$9,429

	Mining equipment	Power generators	Vehicles	Office space	Communication equipment	Land easements	Total
Balance, January 1, 2019	$—	$—	$—	$881	$—	$269	$1,150
Acquisition of Beadell	8,402	7,732	1,923	65	275	—	18,397
Additions	3,853	57	—	—	—	588	4,498
Disposals	—	—	—	—	(27)	—	(27)
Amortization and depletion	(4,244)	(2,264)	(707)	(284)	(234)	(145)	(7,878)
Foreign exchange translation difference	(635)	(490)	(121)	(4)	(14)	—	(1,264)
Balance, December 31, 2019	$7,376	$5,035	$1,095	$658	$—	$712	$14,876

Lease liabilities

	June 30, 2020	December 31, 2019
Maturity analysis – contractual undiscounted cash flows
Less than one year	$5,310	$6,707
One to five years	7,637	12,558
More than five years	111	123
Total undiscounted lease liabilities	13,058	19,388
Lease liabilities in the Consolidated Statement of Financial Position	11,606	17,986
Current (included in Trade payables and accrued liabilities (note 7)	4,012	5,499
Non-current (included in Other liabilities)	$7,594	$12,487

11

Great Panther MINING Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three and six months ended June 30, 2020 and 2019 (Unaudited)

Amount recognized in the Consolidated Statements of Comprehensive Income

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Interest on lease liabilities	$278	$535	$630	$695
Variable lease payments not included in the measurement of lease liabilities	12,202	10,848	26,601	14,684
Expenses relating to short-term leases	1,956	5,150	6,544	9,712
Expenses relating to leases of low-value assets, excluding short-term leases of low-value assets	1	3	5	5

Expenses relating to short-term leases for the three and six months ended June 30, 2020 of $2.0 million and $6.5 million, respectively (three and six months ended June 30,2019 - $5.1 million and $9.7 million, respectively) include costs for mining services and haulage in the amount of $2.0 million and $5.1 million, respectively (three and six months ended June 30, 2019 - $2.1 million and $4.9 million, respectively).  The Company has elected not to separate the lease component from the non-lease component for short term leases that have a lease term of less than one year.

7.	Trade payables and accrued liabilities and Other liabilities
(a)	Trade payables and accrued liabilities

	June 30, 2020	December 31, 2019
Trade payables	$30,028	$27,311
Accrued liabilities	10,016	13,181
Taxes payable	559	499
Lease liabilities	4,012	5,499
Other payables	3,147	3,043
	$47,762	$49,533

(b)	Other liabilities

	June 30, 2020	December 31, 2019
Lease liabilities	$7,594	$12,487
Accrued liabilities	3,430	4,591
	$11,024	$17,078

12

Great Panther MINING Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three and six months ended June 30, 2020 and 2019 (Unaudited)

8.	Borrowings

	MACA Limited loan	Unsecured bank facilities	Bank overdraft	IXM Note	Bradesco	Samsung	Total
Balance, January 1, 2020	$16,060	$16,034	$589	$10,010	$—	$—	$42,693
Borrowings	—	6,600	219	—	2,500	11,250	20,569
Interest accrued	302	441	—	350	114	282	1,489
Principal repayments	(7,260)	(6,700)	(621)	—	—	—	(14,581)
Interest payments	(400)	(284)	—	—	(86)	(277)	(1,047)
Foreign exchange	(906)	—	39	—	—	—	(867)
Balance, June 30, 2020	$7,796	$16,091	$226	$10,360	$2,528	$11,255	$48,256
Current	$7,796	$16,091	$226	$10,360	$584	$5,633	$40,690
Non-current	$—	$—	$—	$—	$1,944	$5,622	$7,566

Note	(c)				(a)	(b)
Currency	AUD	USD	USD	USD	USD	USD
Nominal interest rate	5.5%	5.8%	13.7%	3-month LIBOR plus 5%	3.7%	3-month LIBOR plus 5%
Year of maturity	2021	2021	2020	2020	2023	2022

(a)	Bradesco

On March 11, 2020, the Company received a loan from Bradesco in the amount of $10.0 million, with net loan proceeds of $2.5 million as $7.5 million is required to be retained as cash collateral. The loan matures on February 24, 2023 and is required to be repaid in nine quarterly repayments of $1.1 million commencing March 5, 2021. The return of the cash collateral will be proportionate to the quarterly loan repayments, resulting in net quarterly repayments of $0.3 million commencing March 5, 2021. The loan principal of $10.0 million bears interest at 3.70% per annum, and the cash collateral of $7.5 million bears interest from 1.55% to 2.40% per annum. The cash collateral of $7.5 million has been netted against the $10.0 million borrowings at March 31, 2020.

(b)	Samsung

On January 6, 2020, the Company entered into a $11.3 million gold doré prepayment agreement with Samsung. In consideration of delivery and sale of approximately 3,000 ounces of gold contained in doré per month over a two-year period commencing January 2020 from Tucano, Samsung has agreed to advance $11.3 million (the “Advance”) to Great Panther. Gold deliveries are sold at a 0.65% discount to the benchmark price of gold at the time of delivery. The Advance will be repaid in equal instalments of $0.8 million commencing December 2020 until January 2022 such that all amounts outstanding to Samsung will be repaid in full. The Advance bears interest at an annual rate of 3-month USD LIBOR plus 5% and is secured by a pledge of all equity interests in Great Panther’s Brazilian subsidiary that owns Tucano. Great Panther has a full option for early repayment of the Advance, subject to a 3% penalty applied to the outstanding balance. The Agreement also provides Samsung a right of offer for concentrates produced from Coricancha in certain circumstances. The transaction was completed on February 4, 2020 upon the funding of the Advance.

13

Great Panther MINING Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three and six months ended June 30, 2020 and 2019 (Unaudited)

(c)	MACA

The Company made cash repayments to MACA totaling $7.3 million (A$11.1 million) during the six months ended June 30, 2020, including $1.5 million (A$2.1 million) which represented 10% of the net cash proceeds from the bought deal financing (note 11(d)) required to be paid to MACA and applied against the outstanding balance of the loan under the amended loan agreement.

9.	Derivative instruments

A significant portion of the Company’s capital, exploration, operating and administrative expenditures are incurred in Brazilian real (“BRL”) and Mexican peso (“MXN”), while revenues from the sale of refined gold and metal concentrates are denominated in USD. The fluctuation of the USD in relation to the BRL and MXN, consequently, impacts the reported financial performance of the Company. To manage the Company’s exposure to changes in the BRL and MXN exchange rate, the Company has entered into forward contracts to purchase foreign currencies in exchange for USD at various rates and maturity dates.

As at June 30, 2020, non-deliverable forward foreign exchange contracts for BRL against USD totaling BRL 344.1 million (December 31, 2019 – BRL 418.2 million) at various pre-determined rates ranging from BRL 4.18/USD to BRL 4.45/USD, at various maturity dates until February 2021, were outstanding. The fair value of these contracts resulted in a liability of $16.9 million at June 30, 2020 (December 31, 2019 – asset of $3.5 million). A non-deliverable forward foreign exchange contract does not require physical delivery of the designated currencies at maturity.

The objective of the Company’s BRL/USD hedging strategy is to reduce exposure to any appreciation in the BRL, which was at or near record lows relative to the USD at the time the contracts were entered into, and gain better certainty with regard to the Company’s projected operating cash-flows and capital expenditures for Tucano. In addition, the non-deliverable forward contracts were entered into at a time when the gold price was lower. The Company has not entered any additional forward contracts since January 2020.

A weakening in the BRL such that spot rates were above the contract rates would result in a realized loss to the Company to settle the foreign exchange contracts that mature or the recognition of an unrealized, mark-to-market loss on contracts that are still subject to settlement. This result would effectively offset the benefit to the Company of any decline in Tucano USD operating costs resulting from a weakened BRL in the amount of the notional value of the contracts. These contracts represent approximately 85% of the Company’s projected BRL expenditures for Tucano from July 2020 to February 2021 and, accordingly, approximately 15% of the Company’s BRL expenditures remain unhedged and the Company will realize a net benefit from a weaker BRL to the extent these unhedged expenditures are incurred.

To the extent that the June 30, 2020 BRL/USD spot market exchange rate was greater than the contract exchange rates, the Company recorded a liability as of June 30, 2020. This liability represents the payment that Great Panther would have to pay out under these agreements through to February 2021 assuming the BRL/USD spot market exchange rate on settlement is the same as that on June 30, 2020 and the assumed settlement amount is discounted to reflect the time-value-of-money.

To the extent that the BRL strengthens against the USD during this period, the payouts required under these forward contracts will be reduced, but any reduction will be offset by increases in the USD equivalent of BRL operating costs.

The forward contracts are settled on each maturity date irrespective of the existence of BRL operating expenses and, accordingly, in the event that operations at Tucano are curtailed or shutdown during the period to February 2021, the counterparties to the contract will be entitled to receive or will have an obligation to pay the settlement amount. With respect to the unhedged portion of the Company’s BRL requirements for Tucano, these costs are fully exposed to fluctuations in the BRL/USD exchange rate, with a weakening in the BRL decreasing USD operating costs and strengthening in the BRL increasing USD operating costs.

14

Great Panther MINING Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three and six months ended June 30, 2020 and 2019 (Unaudited)

10.	Fair value measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (an exit price) regardless of whether that price is directly observable or estimated using another valuation technique.

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (interest rate, yield curves), or inputs that are derived principally from or corroborated observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

The following describes the methods and assumptions used to estimate the fair value of Level 2 financial instruments.

Financial asset or liability	Methods and assumptions used to estimate fair value
Trade receivables	Trade receivables arising from the sales of metal concentrates are subject to provisional pricing, and the final selling price is adjusted at the end of the quotation period. The Company marks these to market at each reporting date based on a quoted forward price. The Company’s trade receivables are valued using quoted market prices on the London Metal Exchange.
Derivative instruments	The Company’s derivative assets and derivative liabilities are comprised of forward foreign exchange contracts and put options for gold. The fair value of the Company’s forward exchange contracts and put options for gold are determined using forward exchange rates and forward gold prices, respectively, at each reporting date.
Borrowings	The Company’s borrowings are comprised of long-term loans, convertible debentures and debt facilities. Borrowings are initially recognized at fair value, net of transaction costs incurred. Subsequent to initial measurement, borrowings are recorded at amortized cost using the effective interest rate method.

During the three and six months ended June 30, 2020 and 2019, there were no transfers of amounts between Level 1, Level 2, and Level 3 of the fair value hierarchy. The following tables show the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. Fair value information for financial assets and financial liabilities not measured at fair value is not presented if the carrying amount is a reasonable approximation of fair value.

The Company’s financial instruments include cash and cash equivalents, marketable securities, trade receivables, restricted cash, trade payables, borrowings and derivative instruments. The carrying values of the Company’s financial instruments approximate their fair values due to the short-term nature of the items or the inclusion of interest rates that approximate market rates.

In evaluating fair value information, considerable judgment is required to interpret the market data used to develop the estimates. The use of different market assumptions and valuation techniques may have a material effect on the estimated fair value amounts.

15

Great Panther MINING Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three and six months ended June 30, 2020 and 2019 (Unaudited)

The following table summarizes the Company’s financial instruments as at June 30, 2020:

	Fair value through OCI	Fair value through P&L	Amortized cost	Total	Fair value hierarchy
Financial Assets
Cash and cash equivalents	$—	$—	$60,205	$60,205	n/a
Marketable securities	1	—	—	1	Level 1
Trade receivables	—	—	3,229	3,229	Level 2
Derivative assets	—	—	—	—	Level 2
Restricted cash	—	—	1,006	1,006	n/a

Financial Liabilities
Trade payables and accrued liabilities	$—	$—	$43,474	$43,474	n/a
Derivative liabilities	—	16,945	—	16,945	Level 2
Borrowings	—	—	48,256	48,256	Level 2

11.	Share capital
(a)	Share options
	Six months ended June 30, 2020			Six months ended June 30, 2019
	Options (000’s)	Weighted average exercise price		Options (000’s)	Weighted average exercise price
Outstanding, January 1	8,316	C$	1.20	8,322	C$	1.27
Granted	6,155		0.55	706		1.16
Forfeited/Expired	(2,210)		0.82	(490)		1.79
Exercised	(16)		0.65	(904)		0.73
Outstanding, June 30	12,245	C$	0.94	7,634	C$	1.29
Exercisable, June 30	4,304	C$	1.43	5,891	C$	1.23

16

Great Panther MINING Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three and six months ended June 30, 2020 and 2019 (Unaudited)

Range of exercise prices	Options outstanding (000’s)	Weighted average remaining contractual life (years)	Options exercisable (000’s)	Weighted average exercise price
C$0.54	5,536	4.77	—	C$	—
C$0.67	576	4.81	—		—
C$0.71	1,008	0.45	1,008		0.71
C$0.97	1,913	4.14	638		0.97
C$1.16	410	3.69	205		1.16
C$1.57	269	2.59	224		1.57
C$1.60	912	2.96	608		1.60
C$1.63	520	1.94	520		1.63
C$2.16	343	1.49	343		2.16
C$2.19	758	0.94	758		2.19
	12,245	3.65	4,304	C$	1.43

During the three and six months ended June 30, 2020, the Company recorded share-based compensation expense relating to share options of $0.2 million and $0.3 million, respectively (three and six months ended June 30, 2019 – $0.2 million and $0.3 million, respectively).

The weighted average fair value of options granted during the six months ended June 30, 2020 was C$0.23 (six months ended June 30, 2019 – C$0.45). The grant date fair value of share options granted was determined using a Black Scholes option pricing model using the following weighted average assumptions:

	2020	2019
Risk-free interest rate	0.46%	1.64%
Expected life (years)	3.14	2.99
Annualized volatility	62%	56%
Forfeiture rate	17%	15%

The annualized volatility assumption is based on the historical volatility of the Company’s common share price on the Toronto Stock Exchange. The risk-free interest rate assumption is based on government bonds with a remaining term equal to the expected life of the options.

17

Great Panther MINING Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three and six months ended June 30, 2020 and 2019 (Unaudited)

(b)	Restricted share units ("RSUs"), Performance based restricted share unit (“PSUs”) and Deferred share units ("DSUs")

The following table summarizes information about the RSUs outstanding at June 30, 2020 and 2019:

	Six months ended June 30, 2020			Six months ended June 30, 2019
	Number of units	Weighted average grant date fair value ($/unit)		Number of units	Weighted average grant date fair value ($/unit)
Balance at January 1	1,243,530	C$	1.19	733,667	C$	1.59
Granted	1,636,000		0.56	1,163,950		1.01
Settled	(695,736)		1.06	(427,717)		1.28
Cancelled	(98,399)		1.15	(30,300)		1.49
Outstanding at June 30	2,085,395	C$	0.74	1,439,600	C$	1.22

The following table summarizes information about the PSUs outstanding at June 30, 2020 and 2019:

	Six months ended June 30, 2020			Six months ended June 30, 2019
	Number of units	Weighted average grant date fair value ($/unit)		Number of units	Weighted average grant date fair value ($/unit)
Balance at January 1	531,000	C$	1.14	—	C$	—
Granted	1,510,700		0.56	—		—
Cancelled	(71,100)		1.03	130,600		1.16
Outstanding at June 30	1,970,600	C$	0.70	130,600	C$	1.16

The following table summarizes information about the DSUs outstanding at June 30, 2020 and 2019:

	Six months ended June 30, 2020			Six months ended June 30, 2019
	Number of units	Weighted average grant date fair value ($/unit)		Number of units	Weighted average grant date fair value ($/unit)
Balance at January 1	946,150	C$	1.19	251,400	C$	1.59
Granted	2,020,200		0.57	162,000		1.16
Settled	—		—	(37,800)		1.16
Outstanding at June 30	2,966,350	C$	0.76	375,600	C$	1.45

During the three and six months ended June 30, 2020, the Company recorded share-based compensation expense relating to RSUs and DSUs of $1.0 million and $1.1 million, respectively (three and six months ended June 30, 2019 – $0.1 million and $0.5 million, respectively). Share-based compensation expense of $nil relating to PSUs was recorded based on the estimated number of PSUs expected to vest.

18

Great Panther MINING Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three and six months ended June 30, 2020 and 2019 (Unaudited)

(c)	Earnings (loss) per share
	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Income (loss) attributable to equity owners	$8,552	$(5,758)	$(31,912)	$(53,784)
Weighted average number of shares (000’s)	330,497	279,073	321,222	240,148
Earnings (loss) per share ‒ basic	$0.03	$(0.02)	$(0.10)	$(0.22)

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Income (loss) attributable to equity owners	$8,552	$(5,758)	$(31,912)	$(53,784)

Weighted average number of shares (000’s)	330,497	279,073	321,222	240,148
Incremental shares from RSUs, PSUs and DSUs	6,367	—	—	—
Weighted average diluted number of shares (000’s)	336,864	279,073	321,222	240,148

Earnings (loss) per share ‒ diluted	$0.03	$(0.02)	$(0.10)	$(0.22)

Anti-dilutive share purchase options, warrants, deferred share units, restricted share units and performance share units have not been included in the diluted earnings per share calculation.

(d)	Financings

On May 20, 2020, the Company closed a bought deal financing for aggregate gross proceeds of $16.1 million, pursuant to which the Company issued 40,250,000 common shares of the Company at the price of $0.40 per share. The Company paid a cash commission to the underwriters equal to 6% of the gross proceeds of the financing and recognized net proceeds of $14.7 million after deducting share issuance costs.

19

Great Panther MINING Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three and six months ended June 30, 2020 and 2019 (Unaudited)

12.	Revenue

The Company generates revenue primarily from the sale of precious metals, consisting of metal concentrates and refined gold.

In the following table, revenue is disaggregated by geographic location of the Company’s mines and major products.

	Three months ended June 30,
	2020			2019
	Brazil	Mexico	Total	Brazil	Mexico	Total
Gold	$62,274	$1,713	$63,987	$34,533	$4,429	$38,962
Silver	120	2,524	2,644	—	4,935	4,935
Lead	—	295	295	—	836	836
Zinc	—	370	370	—	1,078	1,078
Ore processing revenue	—	—	—	—	66	66
Smelting and refining charges	(26)	(519)	(545)	(71)	(723)	(794)
Revenue from contracts with customers	$62,368	$4,383	$66,751	$34,462	$10,621	$45,083
Changes in fair value from provisional pricing	—	277	277	—	195	195
Total revenue	$62,368	$4,660	$67,028	$34,462	$10,816	$45,278

	Six months ended June 30,
	2020			2019
	Brazil	Mexico	Total	Brazil	Mexico	Total
Gold	$100,270	$5,900	$106,170	$41,413	$8,142	$49,555
Silver	177	8,346	8,523	—	9,478	9,478
Lead	—	984	984	—	1,620	1,620
Zinc	—	1,429	1,429	—	2,546	2,546
Ore processing revenue	—	34	34	—	66	66
Smelting and refining charges	(44)	(1,784)	(1,828)	(86)	(1,429)	(1,515)
Revenue from contracts with customers	$100,403	$14,909	$115,312	$41,327	$20,423	$61,750
Changes in fair value from provisional pricing	—	(234)	(234)	—	222	222
Total revenue	$100,403	$14,675	$115,078	$41,327	$20,645	$61,972

The amount of revenue recognized in the three and six months ended June 30, 2020 from performance obligations satisfied (or partially satisfied) in the previous period, due to the current period settlement of metal concentrate revenue recognized in the prior periods were reductions of revenue of $0.03 million and $0.2 million, respectively. At June 30, 2020, the Company had $3.3 million in revenue subject to provisional pricing in relation to the sale of concentrates.

20

Great Panther MINING Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three and six months ended June 30, 2020 and 2019 (Unaudited)

13.	Production costs
	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Production costs	$30,006	$34,550	$63,808	$47,753
Unabsorbed fixed costs (a)	1,267	—	1,267	—
	$31,273	$34,550	$65,075	$47,753

(a)	The Company’s operations in Mexico were shut down during April and May 2020 as a result of government orders due to the COVID-19 pandemic. During the shutdown, the Company incurred fixed costs for these operations, which otherwise would have been recorded to inventory but were expensed as incurred.
14.	Impairment of goodwill

During the six months ended June 30, 2019, the Company recorded an impairment of goodwill of $38.7 million that arose on the acquisition of Beadell on March 5, 2019.

15.	Foreign exchange gain (loss)

The following foreign exchange losses arise as a result of balances and transactions in the Company’s subsidiaries that are denominated in currencies other than the functional currency of the particular subsidiary.

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Unrealized foreign exchange loss on non-BRL denominated borrowings in Brazil	$(1,852)	$(784)	$(8,676)	$(784)
Unrealized foreign exchange loss on advances to Brazil by Great Panther not considered to be permanent capital	(938)	(52)	(6,786)	(52)
Other unrealized foreign exchange (losses) gains	(2,069)	1,821	1,474	634
Realized foreign exchange gains (losses)	1,724	(163)	85	(693)
	$(3,135)	$822	$(13,903)	$(895)

21

Great Panther MINING Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three and six months ended June 30, 2020 and 2019 (Unaudited)

16.	Commitments and contingencies
(a)	Commitments

As at June 30, 2020, the Company had the following commitments:

	Total	1 year	2-3 years	4-5 years	Thereafter
Operating lease payments	$30	$28	$2	$—	$—
Drilling services	571	571	—	—	—
Equipment purchases	1,410	1,410	—	—	—
Total commitments	$2,011	$2,009	$2	$—	$—

On June 29, 2020, the Company announced it had reached an agreement with Nyrstar International B.V. and Nyrstar Netherlands (Holdings) B.V. (together, "Nyrstar") and NN2 Newco Limited, the parent of the Nyrstar entities, to amend certain agreements (the "Amending Agreements") in respect of the Company's remediation obligations in connection with Great Panther's 2017 acquisition of Coricancha from Nyrstar. The Amending Agreements include amendments to the Share Purchase Agreement under which the Company purchased Coricancha from Nyrstar and the related agreement for Coricancha under which Nyrstar agreed to fund a portion of the bond to secure remediation costs for Coricancha in the future in respect of a permanent closure of the mine.

Under the Amending Agreements, Nyrstar has agreed to extend its requirement to post remediation bond obligations as security for closure costs at Coricancha beyond the original June 30, 2020 expiry date. The Amending Agreements provide that Nyrstar will maintain a $7.0 million bond until June 30, 2021 and $6.5 million for the following year, effectively deferring Great Panther's funding requirements for these amounts until June 30, 2022. Great Panther has provided 80% collateral in the form of a deposit to cover its additional $2.7 million bond requirement as of June 30, 2020. In June 2017, the bond closure amount required by the Ministerio de Energía y Minas de Perú (the “MEM”) was increased by $1.2 million which Great Panther funded. The total bond amount required by the MEM was $10.9 million as of June 30, 2020.

(b)	Contingencies
(i)	GMC

Tailings storage

In February 2016, the Mexican national water authority, Comisión Nacional del Agua (“CONAGUA”), required that the Company make formal applications for permits associated with the occupation and construction of the tailings storage facility (“TSF”) at the GMC. The Company filed its applications, and the authorities conducted an inspection of the TSF and requested further technical information, which the Company submitted in December 2017. CONAGUA responded in February 2019, requesting additional technical information. From February to September 2019, the Company sought clarification from CONAGUA about their request for additional info. CONAGUA, due to organizational changes, was not able to meet with the Company and provide clarification until September 2019. The Company has compiled and prepared the detailed documentation requested by the authority and is ready to submit it as soon as the agencies reopen after the COVID-19 shutdown.

Additional water use permits

Since the February 2016 correspondence with CONAGUA, the Company has also determined through its own undertakings, that additional CONAGUA permits may be needed in connection with water discharge and water use at the GMC’s TSF. The Company is assessing technical options and is confirming if additional water use permits are required. The Company believes that it will be able to address or mitigate the need for any necessary water discharge and use permits without any impact to its operations but cannot provide complete assurance that there is no risk in this regard. In the fourth quarter of 2019, the Company received the authorization to legally discharge wastewater from San Ignacio.

22

Great Panther MINING Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three and six months ended June 30, 2020 and 2019 (Unaudited)

Amendment to Environmental Impact Statement related to the expansion of existing tailings dam

In July 2017, the Company submitted to the Mexican environmental permitting authority, Secretaría del Medio Ambiente y Recursos Naturales (“SEMARNAT”), an amendment to the Environmental Impact Statement (“EIS”) requesting an expansion of the existing tailings dam, and subsequently provided further information to the SEMARNAT as requested. This is under review by the regulator, and if approved, will satisfy a requirement by CONAGUA for the processing of permits noted above.

The Company believes its current tailings footprint can be maintained and can support operations at the GMC until at least October 2021 at the current milling rate of 15,000 tonnes per month, subject to receipt of applicable permits. Based on its meetings and other communication with CONAGUA, the Company believes that it will be able to obtain all the above noted permits, with no suspension of operations at the GMC. However, the Company cannot assure that the tailings permits will be obtained or renewed on reasonable terms, or at all. Delays or a failure to obtain such required permits, or the issuance of permits on unfavourable terms or the expiry, revocation or failure by the Company to comply with the terms of any such permits, if obtained, could limit the ability of the Company to expand the tailings facility and could adversely affect the Company’s ability to continue operating at the GMC. In either case, the Company’s results of operations could be adversely affected.

(ii)	Topia

Reviews by the regulatory authorities dating back to 2015, coupled with permitting work undertaken by the Company in connection with the expansion of the Topia TSF, have led to a broader review by the Mexican environmental compliance authority, the Procuraduría Federal de Protección al Ambiente (“PROFEPA”), and by the Company of all of Topia operations’ permitting status and environmental compliance (including the historical tailings dating back to periods prior to Great Panther’s ownership) and a clarification of land titles. Devised as a cooperative management strategy, Topia has been accepted into a voluntary environmental audit program supported by PROFEPA. The audit commenced during the second quarter of 2017. The Company is working on a compliance program authorized by PROFEPA to address the audit findings and has until January 2021 to complete this after being approved for an extension request from the previous deadline of January 2020. This compliance program includes remediation and technical reviews as defined by the audit. Progress updates will be submitted to PROFEPA for further review. The Company anticipates that it will be able to achieve full compliance; however, the Company cannot provide complete assurance that upon completion of the compliance program, further reviews will not lead to future suspensions of operations.

On March 9, 2020, the Company disclosed it ceased depositing tailings on the Topia Phase II TSF following a recommendation from the Company's independent tailings management and geotechnical consultants.

During the suspension of non-essential activities due to COVID-19, the Company continued monitoring the conditions on Phase II and installed additional geotechnical instrumentation. In addition, tests were carried out to determine the state of the tailings in Phase I.  Extensive work has been carried out to identify and reduce the flow of water into the base of the TSF.  Monitoring indicates it is safe to return to stacking in Phase II, subject to receipt of a final report from consultants who will also provide a revised stacking plan.  The Company has now also received the required government approvals and a permit to start stacking on Phase III, which will be available after constructing retaining walls and erosion controls around the base of the facility.  In the meantime, there is sufficient capacity at a temporary tailings storage location to continue operations.

There is no assurance that the report from the Company’s consultants will approve a revised stacking plan. Further, there is no assurance that any remediation plan will be successful in preventing further movement of the tailings. Any movement of the material underlying the TSF could result in significant environmental damage, potential loss of life and property and consequential liability to the Company.

23

Great Panther MINING Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three and six months ended June 30, 2020 and 2019 (Unaudited)

(iii)	Coricancha

Coricancha has been on care and maintenance since August 2013 and is subject to oversight by the Organismo de Evaluación y Fiscalización Ambiental (“OEFA”), the Peruvian public agency responsible for environmental assessment and inspection, and by the Organismo Supervisor de la Inversión en Energía y Minería (“OSINERGMIN”), which is the Peruvian regulatory body with oversight responsibility over energy and mining companies.

Fines and sanctions

Nyrstar has agreed to reimburse the Company for all fines or sanctions that resulted from activities or ownership of Coricancha prior to June 30, 2017, up to a maximum of $4.0 million. Accordingly, a reimbursement right in the amount of $1.5 million has been recorded in respect of the following fines or sanctions:

•	$1.3 million for fines and sanctions which may be levied by OSINERGMIN. Also, there are open administrative and judicial proceedings by OSINERGMIN, the outcomes of which are not yet readily determinable.
•	$0.2 million for fines and sanctions to be levied by OEFA. In addition, there are open administrative and judicial proceedings by OEFA, the outcomes of which are not yet readily determinable.

The Company has accrued for and recorded a further reimbursement right of $0.4 million for certain civil lawsuits filed by individuals and former suppliers.

Legacy tailings facilities

The Company has undertaken the reclamation of certain legacy tailings facilities at Coricancha under a remediation plan approved by the Ministry of Energy and Mines (the “MEM”), the relevant regulatory body. In addition, as part of the purchase of Coricancha completed in June 2017, the Company has an agreement with Nyrstar for the reimbursement of the cost of these reclamation activities. The Company is seeking approval of a modification to a remediation plan from the MEM in accordance with the recommendations of an independent consultant to preserve the stability of nearby areas. The Company has changed the scheduling of the reclamation work, pending a decision from the MEM regarding the proposal to modify the approved remediation plan. Concurrently, the Company has undertaken various legal measures to protect itself from any pending or future fines, penalties, regulatory action or charges from government authorities which may be initiated as a result of the change in timing of reclamation under the proposed plan. Although the Company has all necessary permits to restart Coricancha, if this matter is not resolved favourably, it may impact the Company’s stated plans and objectives for Coricancha.

(iv)	Tucano

Various claims related to Brazil indirect taxes and labour matters

As a result of the Acquisition, the Company has various litigation claims for a number of governmental assessments related to indirect taxes, and labour disputes associated with former employees and contract labour in Brazil.

The indirect tax matter principally relates to claims for the state sales tax, Imposto Sobre Operações Relativas à Circulação de Mercadorias e Serviços de Transporte Interestadual de Intermunicipal e de Comunicações (“ICMS”), which are mostly related to rate differences. For these claims, the possibility of loss was not considered probable by the Company’s attorneys, and no provision has been recognized.

The labour matters principally relate to claims made by former employees and contract labour for the equivalent payment of all social security and other related labour benefits, as well as consequential tax claims, as if they were regular employees. As of June 30, 2020, the items for which a loss was probable related to the labour disputes, inclusive of any related interest, amounted to approximately $2.3 million, for which a provision was recognized.

24

Great Panther MINING Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three and six months ended June 30, 2020 and 2019 (Unaudited)

In connection with the above proceedings, a total of $0.3 million (December 31, 2019 - $0.4 million) of escrow cash deposits were made as at June 30, 2020 (note 4). Generally, any escrowed amounts would be refundable to the extent the matters are resolved in the Company’s favour.

Environmental damages - William Creek

In May 2009, The State of Amapá Public Prosecutor (“MPAP”) filed a public civil action seeking payment for environmental damages caused to William Creek, as well as to other creeks located in the region of influence of the Zamin Amapá Mineração (“Zamin”) and Tucano. The alleged damage is related to the modification of the creek’s riverbed, soiling and sedimentation. In January 2018, the Amapá State Court ordered the Company to pay a fine of approximately $1.1 million (BRL 6.0 million plus interest and inflation counted as from the date of the damage) to the State Environmental Fund. The updated value with interest and inflation is approximately $4.9 million (BRL 27.0 million). The Company is in the process of appealing, and the likelihood of total loss is not considered probable based on legal advice received. However, an adjusted lower fine is considered probable and the Company has accrued the amount payable considered more likely than not in long-term other liabilities, representing the Company’s best estimate of the cost to settle the claim.

Archaeological sites damage

Amapá-MMX Iron Ore Project

In May 2016, the Brazilian Federal Public Prosecutor (“MPF”) filed a public civil action seeking compensation to be paid by Zamin, the State of Amapá and Tucano for damages to 19 archaeological sites as a result of activities in 2006-2009 at the Amapá-MMX Iron Ore Project currently owned by Zamin. MPF also claimed that the State of Amapá failed to take proper action during the environmental licensing procedure. MPF claims (i) to hold Zamin and Tucano jointly and severally liable for all alleged damages, (ii) compensatory damages according to the following parameters: (a) compensation of BRL 0.2 million for damages based on parameters of a report issued by the Federal Police; or (b) compensation of BRL 23.5 billion; corresponding to the cost of the rescue archaeology actions that should have been carried out; or (c) the equivalent to the operating income of the defendants regarding the impacted archaeological sites, from 2006 to November 2009; and (iii) compensation of BRL 10.0 million of each defendant for collective nonpecuniary loss to Amapá’s citizens and Brazilians in general. In March 2019, the Lower Court added Anglo Ferrous Brazil Participações and Anglo American Investimentos – Minério de Ferro Ltda as defendants (as predecessors of Zamin), as requested by the MPF.

Amapari Project

In June 2016, the MPF filed a public civil action seeking compensation from Zamin, the State of Amapá, and Tucano for damages to 15 archaeological sites, as a result of activities in 2004-2010 at the Amapari Project. MPF also claimed that the State of Amapá failed to take proper action during the environmental licensing procedure. MPF claims (i) to hold Zamin and Tucano jointly and severally liable for all alleged damages, (ii) compensatory damages to be determined at the stage of liquidation of the award; and (iii) compensation of BRL 10.0 million of each defendant for collective nonpecuniary loss to Amapá’s citizens and Brazilians in general.

These claims against Tucano are being defended on the basis that (i) Tucano has no involvement in the Amapá-MMX Iron Ore Project and, therefore, should not have any liability for archaeological damages; (ii) the environmental licenses for the operation of the Amapari Gold Project have been duly obtained, and all obligations have been fulfilled by Tucano; (iii) measures to protect the archaeological heritage were duly implemented; and (iv) there is no evidence of the damage. The likelihood of total loss is not considered probable. However, the likelihood of a partial loss with the imposition of some compensation obligations is considered probable, and, accordingly, the Company has accrued the amount payable considered more likely than not representing the Company’s best estimate of the cost to settle these claims.

25

Great Panther MINING Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three and six months ended June 30, 2020 and 2019 (Unaudited)

Cyanide usage

In October 2018, the public prosecutor’s office of labour affairs for the State of Amapá filed a public civil action seeking payment for potential damages and medical costs in relation to the Company’s employees’ exposure to cyanide used in the processing of its gold. In August 2019, a regional labour court ordered Tucano to pay compensation of approximately BRL 4.0 million plus interest and inflation for these damages, in addition to surveillance and funding medical costs of any diseases to Tucano’s internal and outsourced employees and former employees, and to stop using cyanide in its production process within one year from the final non-appealable decision on the proceedings. Tucano is in the process of appealing to a federal court and is not aware of any circumstances of former or current employees who have suffered health consequences from exposure to cyanide at the Company’s operations. In addition, the Company notes that the use of cyanide in the processing of gold is common in the industry within Brazil and is not prohibited by any federal law in Brazil and that the Company complies with proper safety standards in the use and handling of cyanide in its operations. The Company believes the claims are without merit and that it is too early in the process to be able to determine the outcome.  This assessment will be reviewed after a decision is reached on whether an appeal will be admitted to the Superior Labour Court.

26

Great Panther MINING Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three and six months ended June 30, 2020 and 2019 (Unaudited)

17.	Related party transactions
(a)	Compensation of key management personnel

Key management personnel include the Company’s Directors, President and Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, and vice presidents. Amounts owing to key management personnel are included in trade and other payables. The Company is committed to making severance payments amounting to approximately $2.6 million to certain officers and management in the event of a change in control of the Company. Compensation to key management personnel consisted of the following:

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Salaries and benefits	$752	$396	$1,430	$783
Contract completion bonus – interim CEO	171	—	171	—
Directors’ fees	127	141	222	217
Termination benefits	—	11	—	51
Share-based compensation	1,109	198	1,213	543
	$2,159	$746	$3,036	$1,594

18.	Supplemental cash flow information
(a)	Other non-cash items
	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Accretion	$640	$1,081	$1,478	$1,585
Interest income	(74)	(77)	(179)	(490)
Loss on disposal of fixed assets	—	28	—	30
Change in reclamation and remediation provision	11	16	34	(4)
	$577	$1,048	$1,333	$1,121
(b)	Non-cash investing and financing activities
	Three months ended June 30,		Six months ended June,
	2020	2019	2020	2019
Change in reclamation and remediation provision included within mineral properties and plant and equipment, exploration and evaluation assets	$859	$(620)	$1,361	$637
Change in lease liability related to right-of-use assets	460	4,390	503	5,706

27

Great Panther MINING Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three and six months ended June 30, 2020 and 2019 (Unaudited)

19.	Operating segments

The Company’s operations are all within the mining sector, consisting of three operating segments, two of which are located in Mexico, one of which is located in Brazil, plus one segment associated with Coricancha in Peru, one Exploration segment and one Corporate segment. Due to diversities in geography and production processes, the Company operates Tucano, the GMC, and Topia mines separately, with separate budgeting and evaluation of results of operations and exploration activities. The Coricancha segment contains the net assets associated with Coricancha, and the cost of its exploration, evaluation and development activities are separately budgeted and reported. The Corporate segment provides financial, human resources and technical support to the three mining operations and Coricancha. The GMC operation produces silver and gold in concentrate, and the Topia operation produces silver, gold, lead and zinc in concentrate, for refining off-site. The Tucano operation produces gold doré. The Exploration segment includes the Company’s mineral exploration and evaluation assets at Santa Rosa, El Horcón, Plomo and Argosy.

	Operations
	Tucano	GMC	Topia	Coricancha	Exploration	Corporate	Total
Three months ended June 30, 2020
External revenue	$—	$2,552	$2,108	$—	$—	$62,368	$67,028
Intersegment revenue	55,829	—	—	—	—	(55,829)	—
Amortization and depletion	10,684	383	725	53	—	64	11,909
Exploration and evaluation expenses	3	383	48	1,728	6	26	2,194
Non-cash change in reclamation and remediation provision	—	11	—	—	—	—	11
Care and maintenance costs	—	322	—	—	—	—	322
Interest income	48	—	—	—	—	26	74
Finance costs	344	—	—	—	—	345	689
Income (loss) before income taxes	16,340	(1,001)	(897)	(1,946)	(117)	(3,470)	8,909
Income tax expense	357	—	—	—	—	—	357
Net income (loss)	15,983	(1,001)	(897)	(1,946)	(117)	(3,470)	8,552
Additions to non-current assets	8,077	141	429	596	—	—	9,243
Six months ended June 30, 2020
External revenue	$—	$8,617	$6,058	$—	$—	$100,403	$115,078
Intersegment revenue	93,220	—	—	—	—	(93,220)	—
Amortization and depletion	17,896	732	1,393	102	—	129	20,252
Exploration and evaluation expenses	365	843	146	3,529	103	90	5,076
Non-cash change in reclamation and remediation provision	—	34	—	—	—	—	34
Care and maintenance costs	—	551	—	—	—	—	551
Interest income	49	—	—	—	—	130	179
Finance costs	828	—	—	1	—	648	1,477
Net income (loss) before income taxes	4,887	(1,281)	(1,886)	(3,751)	124	(29,680)	(31,587)
Income tax expense (recovery)	357	(26)	(14)	—	—	8	325
Net income (loss)	4,530	(1,255)	(1,872)	(3,751)	124	(29,688)	(31,912)
Additions to non-current assets	24,107	762	1,365	(56)	—	42	26,220

As at June 30, 2020
Total assets	$136,265	$6,236	$14,481	$31,078	$2,124	$63,251	$253,435
Total liabilities	$89,571	$14,225	$2,425	$30,040	$2	$43,299	$179,562

28

Great Panther MINING Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three and six months ended June 30, 2020 and 2019 (Unaudited)

	Operations
	Tucano	GMC	Topia	Coricancha	Exploration	Corporate	Total
Three months ended June 30, 2019
External revenue	$34,462	$5,845	$4,971	$—	$—	$—	$45,278
Amortization and depletion	6,798	381	563	58	1	61	7,862
Exploration and evaluation expenses	199	810	130	2,996	3	(64)	4,074
Non-cash change in reclamation and remediation provision	—	16	—	—	—	—	16
Care and maintenance costs	—	238	—	—	—	—	238
Impairment of goodwill	—	—	—	—	—	—	—
Interest income	1	—	—	4	—	72	77
Finance costs	1,810	—	—	—	—	—	1,810
Loss before income taxes	(1,748)	(729)	(455)	(3,224)	(56)	608	(5,604)
Income tax expense	—	15	(15)	—	—	(154)	(154)
Net loss	(1,748)	(714)	(470)	(3,224)	(56)	454	(5,758)
Additions to non-current assets	7,426	105	1,547	1,017	—	—	10,095
Six months ended June 30, 2019
External revenue	$41,327	$11,002	$9,643	$—	$—	$—	$61,972
Amortization and depletion	7,868	680	1,103	85	2	122	9,860
Exploration and evaluation expenses	230	1,106	378	4,590	89	36	6,429
Non-cash change in reclamation and remediation provision	—	(4)	—	—	—	—	(4)
Care and maintenance costs	—	385	—	—	—	—	385
Impairment of goodwill	38,682	—	—	—	—	—	38,682
Interest income	1	—	—	4	—	485	490
Finance costs	2,243	—	—	1	—	—	2,244
Loss before income taxes	(43,045)	(1,690)	(587)	(4,957)	(361)	(2,747)	(53,387)
Income tax expense	—	(49)	(47)	—	—	(301)	(397)
Net loss	(43,045)	(1,739)	(634)	(4,957)	(361)	(3,048)	(53,784)
Additions to non-current assets	13,647	193	2,523	(1,463)	—	820	15,720

As at June 30, 2019
Total assets	$215,284	$5,779	$17,353	$27,507	$2,225	$14,558	$282,706
Total liabilities	$121,121	$5,779	$2,643	$28,141	$—	$5,389	$163,073

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